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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Almost Family, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
020491088
(CUSIP Number)
July 6, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	0204091088	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Banque Carnegie Luxembourg S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Luxembourg

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		223,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

223,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

223,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC/BK

CUSIP No.	0204091088

1	NAMES OF REPORTING PERSONS: Carnegie Fund Management Company S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Luxembourg

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		223,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

223,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

223,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV

CUSIP No.	0204091088

1	NAMES OF REPORTING PERSONS: Carnegie Investment Bank AB

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Sweden

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		223,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

223,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

223,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC/BK/IA

CUSIP No.	0204091088

1	NAMES OF REPORTING PERSONS: D Carnegie & Co. AB

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Sweden

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		223,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

223,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

223,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

Item 1(a).      Name of Issuer
The name of the issuer is Almost Family, Inc.
Item 1(b).      Address of Issuer’s Principal Executive Offices
The address of the issuer’s principal executive offices is 9510 Ormsby Station Road, Suite 300, Louisville, KY 40223.
Item 2(a).      Name of Person Filing
Banque Carnegie Luxembourg S.A.
Carnegie Fund Management Company S.A.
Carnegie Investment Bank AB
D Carnegie & Co. AB
Item 2(b).      Address of Principal Business Office or, if None, Residence
Banque Carnegie Luxembourg S.A.
Carnegie Fund Management Company S.A.
Centre Europe
5, Place de la Gare
L-1616 Luxembourg
Grand-Duchy of Luxembourg
D Carnegie & Co AB
Carnegie Investment Bank AB
Vastra Tradgardsgatan 15
SE-103 38, Stockholm
Sweden
Item 2(c).      Citizenship
Banque Carnegie Luxembourg S.A. — Luxembourg
Carnegie Fund Management Company S.A. — Luxembourg
D Carnegie & Co. AB — Sweden
Carnegie Investment Bank AB — Sweden
Item 2(d).       Title of Class of Securities
Common Stock
Item 2(e).       CUSIP Number
0204091088

Item 3.      If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
See cover pages, Item 12.
Item 4.      Ownership

(a)	Amount beneficially owned by the group: 223,000.

Each of the persons filing declares that the filing of this Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owner of any of the shares covered by this Schedule 13G, and they hereby disclaim beneficial ownership. Carnegie Fund Management Company S.A. makes independent decisions through its Investment Manager, Carnegie Investment Bank AB.

(b)	Percent of class: 9.6%

(c)	Number of shares to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 223,000

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 223,000
Item 5.       Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.       Ownership of More than Five Percent on Behalf of Another Person
Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the issuer. No one person’s interest in the Common Stock of the issuer is more than five percent of the total outstanding Common Stock.
Item 7.      Identification and Classification of the Subsidiary Which acquired the Security Being Reported on by the Parent                   Holding Company
Carnegie Fund Management Company S.A. is a wholly owned subsidiary of Banque Carnegie Luxembourg S.A. Banque Carnegie Luxembourg S.A. is a wholly owned subsidiary of Carnegie Investment Bank AB, which in turn is a wholly owned subsidiary of D Carnegie & Co. AB. Carnegie Investment Bank AB is the Investment Manager for Carnegie Fund Management Company S.A.

Item 8.      Identification and Classification of Members of the Group
Carnegie Fund Management Company S.A. is a wholly owned subsidiary of Banque Carnegie Luxembourg S.A. Banque Carnegie Luxembourg S.A. is a wholly owned subsidiary of Carnegie Investment Bank AB, which in turn is a wholly owned subsidiary of D Carnegie & Co. AB. Carnegie Investment Bank AB is the Investment Manager for Carnegie Fund Management Company S.A.
Item 9.       Notice of Dissolution of Group
Not applicable.
Item 10.       Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2006

Banque Carnegie Luxembourg S.A.(1)

/s/ W. T. Eggleston, Jr.
Name: W. T. Eggleston, Jr.
Title:	Attorney-in-Fact

(1) Pursuant to a Joint Filing Agreement among Carnegie Fund Management Company S.A., Banque Carnegie Luxembourg S.A., Carnegie Investment Bank AB, and D Carnegie & Co. AB, this Schedule 13G is filed on behalf of each of them.